                                 UNITED STATES
                                 SECURITIES AND
                              EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*



                         Coinmach Laundry Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)


                Class A Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   19259L101
        ------------------------------------------------------------
                                (CUSIP Number)

            Ronald S. Brody, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York  10020  (212) 278-1000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                             December 19, 1997/**/
        ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**If and to the extent the event requiring filing of this statement occurred on December 19, 1997, this filing is made as a consequence thereof; provided, however, that the filing of this statement shall not be construed as an admission that a filing is required with respect to the events described in this statement. See Item 4 of the Schedule 13D dated July 23, 1996 (the "Original
Schedule 13D").

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         MCS Capital, Inc.
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              WC, SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                          445,110/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,222,858/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                           445,110/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    445,110/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      3.5%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      CO
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 184,857 shares of Class A Common Stock underlying options not exercisable as of May 19, 1998; includes 123,241 shares of Class A Common Stock underlying options exercisable as of May 19, 1998. MCS Capital, Inc. disclaims beneficial ownership of all shares beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Stephen R. Kerrigan
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              Not applicable
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                          0
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,222,858/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                            0
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                         445,110/1/
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    445,110/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      3.5%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 184,857 shares of Class A Common Stock underlying options not exercisable as of May 19, 1998; includes 123,241 shares of Class A Common Stock underlying options exercisable as of May 19, 1998. Mr. Kerrigan disclaims beneficial ownership of all shares beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996, to which MCS Capital, Inc. is a party. See Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         President and Fellows of Harvard College
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              WC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             Massachusetts
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                          100,273/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,222,858/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                           100,273/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    100,273/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.8%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      CO
----------------------------------------------------------------------------------------------------------------------------------

 /1/ President and Fellows of Harvard College disclaim beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Item 4 of the Original
     Schedule 13D and Item 5 of this Amendment No. 1./

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Harvard Management Company, Inc.
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             Massachusetts
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                             0
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,222,858/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                              0
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                          100,273/1/
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      100,273/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.8%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      CO
----------------------------------------------------------------------------------------------------------------------------------



/1/ Harvard Management Company, Inc. disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996, to which President and Fellows of Harvard College is a party. See Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1./

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Mitchell Blatt
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF,SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                          358,845/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,222,858/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                           358,845/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    358,845/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      2.8%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 140,000 shares of Class A Common Stock underlying options not exercisable as of May 19, 1998; includes 60,000 shares of Class A Common Stock underlying options exercisable as of May 19, 1998. Mr. Blatt disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See
    Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Robert M. Doyle
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF, SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                         124,223/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,222,858/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                          124,223/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    124,223
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      1.0%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 123,134 shares of Class A Common Stock underlying options not exercisable as of May 19, 1998; includes 48,756 shares of Class A Common Stock underlying options exercisable as of May 19, 1998. Mr. Doyle disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See
    Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Michael E. Stanky
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF,SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                       87,155/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                      1,222,858/1/
        /1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                         87,155/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                            0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    87,155/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.7%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 100,112 shares of Class A Common Stock underlying options not exercisable as of May 19, 1998; includes 63,409 shares of Class A Common Stock underlying options exercisable as of May 19, 1998. Mr. Stanky disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Charles Prato
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF,SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                           29,150/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,222,858/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                          29,150/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    29,150/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.2%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 14,900 shares of Class A Common Stock underlying options not exercisable as of May 19, 1998; includes 6,602 shares of Class A Common Stock underlying options exercisable as of May 19, 1998. Mr. Prato disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See
    Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         James N. Chapman
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                           26,316/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,222,858/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                            26,316/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                            26,316/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.2%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ /Does not include 23,505 shares of Class A Common Stock underlying options not exercisable as of May 19, 1998; includes 36,495 shares of Class A Common Stock underlying options exercisable as of May 19, 1998. Mr. Chapman disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Michael E. Marrus
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                           17,150/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,222,858/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                          17,150/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    17,150/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.1%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 17,253 shares of Class A Common Stock underlying options not exercisable as of May 19, 1998; includes 11,503 shares of Class A Common Stock underlying options exercisable as of May 19, 1998. Mr. Marrus disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         David Tulkop
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF, SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                           16,474/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,222,858/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                          16,474/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    16,474/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.1%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 1,500 shares of Class A Common Stock underlying options not exercisable as of May 19, 1998; includes 1,000 shares of Class A Common Stock underlying options exercisable as of May 19, 1998. Mr. Tulkop disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Russell Harrison
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF,SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                              12,870/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                            1,222,858/1/
         EACH    -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
        PERSON                                                                  12,870/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                              12,870/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                               0.1%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                                IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 10,625 shares of Class A Common Stock underlying options not exercisable as of May 19, 1998; includes 6,253 shares of Class A Common Stock underlying options exercisable as of May 19, 1998. Mr. Harrison disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         S.A. Spencer
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                           0/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,222,858/1/
         EACH    -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
        PERSON                                                                              0
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                          16,044/1/
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    16,044/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.1%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Mr. Spencer and Mary M. Spencer jointly own 16,044 shares of Class A Common Stock. See Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1. Mr. Spencer disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Mary M. Spencer
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                           0/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,222,858/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                              0
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                          16,044/1/
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    16,044/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.1%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Ms. Spencer and S.A. Spencer jointly own 16,044 shares of Class A Common Stock. Ms. Spencer disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996, to which Mr. Spencer is a party. See Item 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1.

                          COINMACH LAUNDRY CORPORATION
                             (CUSIP NO. 19259L101)




         This Amendment amends the Schedule 13D dated July 23, 1996 (the "Original Schedule 13D"), filed jointly by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) MCS Capital, Inc., a Delaware corporation ("MCS"); (ii) Stephen R. Kerrigan (by virtue of his controlling interest in MCS); (iii) President and Fellows of Harvard College, a Massachusetts charitable corporation ("Harvard"); (iv) Harvard Management Company, Inc., a Massachusetts corporation ("Harvard Management") (by virtue of it being the investment manager of Harvard); (v) Mitchell Blatt; (vi) Robert M. Doyle; (vii) Michael E. Stanky;
(viii) Charles Prato; (ix) David Tulkop; (x) Russell Harrison; (xi) James N. Chapman; (xii) Michael E. Marrus; (xiii) S.A. Spencer; and (xiv) Mary M. Spencer. Notwithstanding this Amendment, the Original Schedule 13D speaks as of its date. All capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Original Schedule 13D.

         MCS, Harvard, Harvard Management, and each of Messrs. Kerrigan, Blatt, Doyle, Stanky, Prato, Tulkop, Harrison, Chapman, Marrus, S.A. Spencer and Mary
M. Spencer are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

         Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signatures on this Amendment, each Reporting Person agrees that this Amendment, is filed on behalf of such Reporting Person.

         The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons and the other parties to the Voting Agreement (as defined in Item 4 of the Original
Schedule 13D) may also be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly deny the existence of any agreement to act as a group other than as described in the Original
Schedule 13D and in this Amendment.

ITEM 4. PURPOSE OF TRANSACTION.


        See Item 5(c) below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

             (a) and (b)

             Each of the Voting Stockholders beneficially owns the number and percentage of shares of Common Stock set forth opposite each of their names in this Item 5 below, assuming there are 12,687,135 shares outstanding on the date hereof based on information contained in the Issuer's Proxy Statement on
Schedule 14A, filed on May 19, 1998 (the "1998 Proxy Statement"). Other than Mr. Spencer, each Voting Stockholder has the sole power to vote and the sole power to dispose of or direct the disposition of the number of shares of Common Stock held by them. By virtue of the relationship between MCS and Mr. Kerrigan described in Item 2 of the Original Schedule 13D, Mr. Kerrigan may be deemed to possess indirect beneficial ownership of and share the power to vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by MCS. By virtue of the relationship between Harvard and Harvard Management described in Item 2 of the Original Schedule 13D, Harvard Management may be deemed to possess indirect beneficial ownership of and share the power to vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by Harvard. Mr. Spencer and Ms. Spencer own their shares as joint tenants with right of survivorship and share the power to vote and the power to dispose of or direct the disposition of the shares of Common Stock held by them.

             The Reporting Persons and the Fund may also be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act as a result of the Voting Agreement described in Item 4 of the Original Schedule 13D, and, based on the information contained in the 1998 Proxy Statement, may therefore be deemed to be the indirect beneficial owners of and to share the power to vote or direct the vote of 3,008,402 additional shares of Common Stock that are subject to the terms of the Voting Agreement. If the Reporting Persons were deemed to be the beneficial owners of such additional shares of Common Stock, then the Reporting Persons would be deemed to be the beneficial owners of an aggregate of 4,242,012 shares or approximately 32.6% of the issued and outstanding Common Stock assuming there are 13,025,654 shares of Common Stock outstanding, including 338,519 shares of Common Stock subject to currently exercisable options held by the Reporting Persons. The foregoing information does not include shares of Common Stock subject to options not exercisable within 60 days of May 19, 1998, held by the Reporting Persons and the 480,648 shares of Non-Voting Common Stock held by Heller and Jackson National. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock held by the other parties to the Voting Agreement.

                                              Number        Percentage
Name                                         of Shares       of Class
----                                         ---------      ----------
MCS Capital, Inc.                          445,110/1,2/       3.5%
Stephen R. Kerrigan/3/
President and Fellows of Harvard College     100,273/4/       0.8%
Harvard Management Company, Inc./5/
Mitchell Blatt                               358,845/6/       2.8%
Robert M. Doyle                              124,223/7/       1.0%

                                              Number            Percentage
Name                                         of Shares           of Class
-----                                        ----------         ----------
Michael E. Stanky                             87,155/8/            0.7%
Charles Prato                                 29,150/9/            0.2%
James N. Chapman                             26,316/10/            0.2%
Michael E. Marrus                            17,150/11/            0.1%
David Tulkop                                 16,474/12/            0.1%
Russell Harrison                             12,870/13/            0.1%
S.A. Spencer and Mary M. Spencer, as         16,044/14/            0.1%
joint tenants
                                          _____________          __________
Total                                     1,233,610/15/            9.7%/16/

1. MCS has sole voting and dispositive power with respect to the shares of Common Stock owned by it. Stephen R. Kerrigan by virtue of being the President and controlling stockholder of MCS, may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by MCS. MCS and Mr. Kerrigan disclaim beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund. The filing of this statement by Mr. Kerrigan shall not be construed as an admission that Mr. Kerrigan is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

2. Includes 123,241 shares of Common Stock underlying options exercisable as of May 19, 1998; does not include 184,857 shares of Common Stock underlying options not exercisable as of May 19, 1998.

3. Mr. Kerrigan disclaims beneficial ownership of all shares of Common Stock held by MCS Capital, Inc.

4. Harvard has sole voting and dispositive power with respect to the shares of Common Stock owned by it. Harvard Management, in its capacity as investment manager of Harvard, may be deemed to share voting and dispositive power with respect to the shares of Common Stock it manages on behalf of Harvard. Harvard and Harvard Management disclaim beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund. The filing of this statement by Harvard Management shall not be construed as an admission that Harvard Management is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

5. Harvard Management disclaims beneficial ownership of all shares of Common Stock held by Harvard.

6. Includes 60,000 shares of Common Stock underlying options exercisable as of May 19, 1998; does not include 140,000 shares of Common Stock underlying options not exercisable as of May 19, 1998. Mr. Blatt disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

7. Includes 48,756 shares of Common Stock underlying options exercisable as of May 19, 1998; does not include 123,134 shares of Common Stock underlying options not exercisable as of May 19, 1998. Mr. Doyle disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       8. Includes 63,409 shares of Common Stock underlying options exercisable as of May 19, 1998; does not include 102,112 shares of Common Stock underlying options not exercisable as of May 19, 1998. Mr. Stanky disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       9. Includes 6,602 shares of Common Stock underlying options exercisable as of May 19, 1998; does not include 14,900 shares of Common Stock underlying options not exercisable as of May 19, 1998. Mr. Prato disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       10. Includes 36,495 shares of Common Stock underlying options exercisable as of May 19, 1998; does not include 23,505 shares of Common Stock underlying options not exercisable as of May 19, 1998. Mr. Chapman disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       11. Includes 11,503 shares of Common Stock underlying options exercisable as of May 19, 1998; does not include 17,253 shares of Common Stock underlying options not exercisable as of May 19, 1998. Mr. Marrus disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       12. Includes 1,000 shares of Common Stock underlying options exercisable as of May 19, 1998; does not include 1,500 shares of Common Stock underlying options not exercisable as of May 19, 1998. Mr. Tulkop disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       13. Includes 6,253 shares of Common Stock underlying options exercisable as of May 19, 1998; does not include 10,625 shares of Common Stock underlying options not exercisable as of May 19, 1998. Mr. Harrison disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       14. Mr. Spencer and Ms. Spencer own the shares as joint tenants with right of survivorship, and have shared power to direct the vote and disposition of such shares. Mr. Spencer and Ms. Spencer disclaim beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       15. Includes 327,767 shares of Common Stock underlying options exercisable as of May 19, 1998.

       16. Assumes there are 13,014,902 shares of Common Stock outstanding, including 327,767 shares of Common Stock subject to currently exercisable options held by certain of the Reporting Persons.


                (c) On December 19, 1997, in connection with a public offering of Common Stock by the Issuer registered with the Securities and Exchange Commission in which the Reporting Persons participated as Seller Stockholders pursuant to the terms of the Registration Rights Agreement, the Reporting Persons sold the number of shares set forth opposite their names below at a price of $18.72 per share, net of underwriting discounts and commissions of $1.03 per share:

                                                        Numbers of
Name                                                    Shares Sold
----                                                    -----------
MCS Capital, Inc./1/                                        120,900

Stephen R. Kerrigan/2/                                      120,900

President and Fellows of Harvard College/3/                  51,587

Harvard Management Company, Inc./4/                          51,587

Mitchell Blatt                                               97,468

Robert M. Doyle                                              33,741

Michael E. Stanky                                            23,129

Charles Prato                                                 7,375

James N. Chapman                                             10,322

Michael E. Marrus                                             8,824

David Tulkop                                                  4,475

Russell Harrison                                              3,357

S.A. Spencer and Mary M. Spencer as                           8,253
joint tenants


1. MCS has sole voting and dispositive power with respect to the shares of Common Stock owned by it. Stephen R. Kerrigan by virtue of being the President and controlling stockholder of MCS, may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by MCS. MCS and Mr. Kerrigan disclaim beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund. The filing of this Amendment by Mr. Kerrigan shall not be construed as an admission that Mr. Kerrigan is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

2. Mr. Kerrigan disclaims beneficial ownership of all shares of Common Stock held by MCS Capital, Inc. and of all shares of Common Stock sold by MCS Capital, Inc. in the Offering.

3. Harvard has sole voting and dispositive power with respect to shares of Common Stock owned by it. Harvard Management, in its capacity as investment manager of Harvard, may be deemed to share voting and dispositive power with respect to the shares of Common Stock it manages on behalf of Harvard. Harvard and Harvard Management disclaim beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund. The filing of this Amendment by Harvard Management shall not be construed as an admission that Harvard Management is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

4. Harvard Management disclaims beneficial ownership of all shares of Common Stock held by Harvard and of all shares of Common Stock sold by Harvard in the Offering.

                (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as being beneficially owned by such Reporting Persons.

                (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         After giving effect to the transactions described in Item 5(c) above, an aggregate of 321,869 shares of Common Stock owned by MCS, 298,845 shares of Common Stock owned by Mr. Blatt, 75,467 shares of Common Stock owned by Mr. Doyle, 23,746 shares of Common Stock owned by Mr. Stanky, 22,548 shares of Common Stock owned by Mr. Prato, 8,561 shares of Common Stock owned by Mr. Chapman, 5,647 shares of Common Stock owned by Mr. Marrus, 15,474 shares of Common Stock owned by Mr. Tulkop, and 6,617 shares of Common Stock owned by Mr. Harrison, remain subject to the repurchase rights, rights of first refusal and participation rights pursuant to the TCC Senior Management Agreements, the TCC Investor Purchase Agreements, the SAS Executive Stock Agreement, and the SAS Investor Purchase Agreement, as applicable, as described in the Original
Schedule 13D.

        On September 4, 1997, the Board of Directors approved the grant of non-qualified stock options to each of Messrs. Doyle and Blatt to acquire 100,000 shares of Common Stock, respectively, subject to the terms and conditions of those certain Stock Option Agreements dated September 5, 1997 (each, a "Stock Option Agreement"). A copy of each Stock Option Agreement is attached as an exhibit to this Amendment and is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1 Joint Filing Agreement among the Reporting Persons (incorporated by reference from Exhibit 1 to the Original
                    Schedule 13D)

         Exhibit 2 Option Agreement, dated September 5, 1997, between the Issuer and Mitchell Blatt

         Exhibit 3 Option Agreement, dated September 5, 1997, between the Issuer and Robert M. Doyle

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  June ___, 1998


                              MCS CAPITAL, INC.

                              By: /s/ Stephen R. Kerrigan
                                  -------------------------------------
                                  Stephen R. Kerrigan
                                  President


                              /s/ Stephen R. Kerrigan
                              -----------------------------------------
                                  Stephen R. Kerrigan


                              PRESIDENT AND FELLOWS OF HARVARD COLLEGE

                              By:  HARVARD MANAGEMENT COMPANY, INC.


                              By: /s/ Timothy Peterson
                                  -------------------------------------
                                  Name:  Timothy Peterson
                                  Title: Authorized Signatory


                              By: /s/ Verne Sedlacek
                                  ______________________________________
                                  Name: Verne Sedlacek
                                  Title: Authorized Signatory


                              HARVARD MANAGEMENT COMPANY, INC.


                              By: /s/ Timothy Peterson
                                  -------------------------------------
                                  Name:  Timothy Peterson
                                  Title: Authorized Signatory


                              /s/ Mitchell Blatt
                              ------------------------------------------
                              Mitchell Blatt


                              /s/ Robert M. Doyle
                              ------------------------------------------
                              Robert M. Doyle


                              /s/ Michael E. Stanky
                              ------------------------------------------
                              Michael E. Stanky


                              /s/ Charles Prato
                              ------------------------------------------
                              Charles Prato


                              /s/ James N. Chapman
                              ------------------------------------------
                              James N. Chapman


                              /s/ Michael E. Marrus
                              ------------------------------------------
                              Michael E. Marrus

                              /s/ David Tulkop
                              ___________________________________________
                              David Tulkop


                              /s/ Russell Harrison
                              ___________________________________________
                              Russell Harrison


                              /s/ S.A. Spencer
                              ___________________________________________
                              S.A. Spencer


                              /s/ Mary M. Spencer
                              ___________________________________________
                              Mary M. Spencer